[DATASCENSION LETTERHEAD]

October 8, 2008

VIA EDGAR AND TELEFAX
(202) 772-9210

Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 4561

Re:	Datascension, Inc., Form 10-KSB/A for Fiscal Year Ended December 31, 2007, filed August 7, 2008, File No. 000-29087

Dear Mr. Kronforst:

We are in receipt of your letter to us, dated September 23, 2008, regarding the Form 10-KSB/A we filed on August 9, 2008 (the “10-KSB”). We thank you for taking the time to review the filing and providing your comments. Your input is invaluable to us in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter, we have repeated your comments (bolded) below followed by our responses.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. We note your proposed short form amendment included only the report of your independent registered public accounting firm. Your amendment should also include all other items required by Item 7 of Form 10-KSB such as your financial statements. See Exchange Act Rule 12b-15. We also remind you of the requirement to file new certifications of your principal executive and principal financial officers pursuant to Exchange Act Rules 13a-14(a) and 13a-14(b).

The amended short form 10-KSB is so amended and filed.

Mr. Mark Kronforst
October 8, 2008

Note 7. Costa Rican Operations – Related Party Transaction
2. We note from your response to prior comment number 3 that you have concluded Datascension, S.A. is a variable interest entity requiring consolidation, but you have yet to consolidate the entity. We believe your conclusion necessitates consolidation of Datascension, S.A. in all of your future filings.

The consolidation will be effected commencing with financial reporting for the 10-Q for the quarter ended September 30, 2008.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response. And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ D. Scott Kincer

D. Scott Kincer

cc: Jolie Kahn, Esq.